September 4, 2024

Zonghan Wu
Chief Executive Officer
SSHT S&T Group Ltd.
46 Reeves Road, Pakuranga
Auckland, New Zealand, 2010

       Re: SSHT S&T Group Ltd.
           Amendment No. 10 to Registration Statement on Form S-1
           Filed August 27, 2024
           File No. 333-271831
Dear Zonghan Wu:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2024 letter.

Amendment No. 10 to Form S-1 filed August 27, 2024
Security Ownership of Certain Beneficial Owners and Management, page 40

1. We note your amended disclosure removes reference to Xiaobei Huang as a beneficial owner, but we note elsewhere in the prospectus (such as on page II-1), that Xiaobei
       Huang and Haining Zhang appear to be greater than 5% holders of your common stock.
       Please advise or reconcile this disclosure. Please also revise the footnote 1 to disclose Zonghan Wu's position held in SSHT International Holdings Ltd. Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at
202-551-3380 if you have
questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.
 September 4, 2024
Page 2



                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services
cc:   Jeff Turner, Esq.